UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64620/June 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14380

In the Matter of   :
                                     :
DATA FORTRESS SYSTEMS GROUP LTD.,   :
DIGITAL YOUTH NETWORK CORP.,   :   ORDER MAKING FINDINGS
FANTOM TECHNOLOGIES, INC., and   :   AND REVOKING REGISTRATIONS
KIK TECHNOLOGY INTERNATIONAL, INC. :   BY DEFAULT
                                       :

       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 12, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents with securities registered with the Commission had failed to file required periodic reports and thus violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. Respondents were served with the OIP by May 17, 2011. I held a prehearing conference on June 6, 2011, at which only the Division of Enforcement (Division) appeared and requested that Respondents be found in default (Motion for Default).

Findings

       Respondents are in default because they did not file an Answer to the OIP, due May 30, 2011, they did not participate in the prehearing conference, and they did not otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a), .160(b), .220(b), .220(f), .221(f). I find that the allegations in the OIP are true. See 17 C.F.R. § 201.155(a).

       Data Fortress Systems Group Ltd. (DFGRF),[1] CIK No. 943866, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DFGRF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended June 30, 2002. As of May 6, 2011, the common shares of DFGRF

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[1] The short cite is also the issuer's stock symbol.

were quoted on OTC Link, had two market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Digital Youth Network Corp. (DYOUF), CIK No. 1137764, is an Alberta corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DYOUF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2006, which reported a net loss of $432,056 for the prior nine months. As of May 6, 2011, the common shares of DYOUF were quoted on OTC Link, had two market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Fantom Technologies Inc. (FTMTQ), CIK No. 864300, is an Ontario corporation located in Welland, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FTMTQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended June 30, 2000. As of May 6, 2011, the common shares of FTMTQ were quoted on OTC Link, had four market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

KIK Technology International, Inc. (KKTI), CIK No. 1109662, is a suspended California corporation located in Burnaby, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). KKTI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended January 31, 2008, which reported a net loss of $785,960 for the prior year. As of May 6, 2011, the common stock of KKTI was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of DFGRF, DYOUF, FTMTQ, and KKTI is both necessary and appropriate.

Order

I GRANT the Division's Motion for Default and ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Data Fortress Systems Group Ltd., Digital Youth Network Corp., Fantom Technologies Inc., and KIK Technology International, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge